UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2021
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to
Commission file number 1-14989
A.    Full title of the plan and address of the plan, if different from that of the issuer named below:
WESCO DISTRIBUTION, INC. RETIREMENT SAVINGS PLAN
B.     Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
WESCO International, Inc.
225 West Station Square Drive
Suite 700
Pittsburgh, Pennsylvania 15219-1122

Table of Contents

I. FINANCIAL STATEMENTS
Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2021 and 2020	2

Statements of Changes in Net Assets Available for Benefits for the Years Ended
December 31, 2021 and 2020	3

Notes to Financial Statements	4

Supplemental Schedules:

Schedule H (Form 5500), line 4(i) - Schedule of Assets (Held at End of Year) as of
December 31, 2021*	12

Schedule H (Form 5500), line 4(a) - Schedule of Delinquent Contributions as of
December 31, 2021*	14

SIGNATURES	15

* Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

II. EXHIBITS

Exhibit 23 – Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

Plan Administrator and Participants
WESCO Distribution, Inc. Retirement Savings Plan
Pittsburgh, Pennsylvania
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the WESCO Distribution, Inc. Retirement Savings Plan (the “Plan”) as of December 31, 2021 and 2020, the related statements of changes in net assets available for benefits for the years ended December 31, 2021 and 2020, and the related notes (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2021 and 2020, and the changes in net assets available for benefits for the years ended December 31, 2021 and 2020, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Information
The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2021, and schedule of delinquent participant contributions for the year ended December 31, 2021 have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but included supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.
/s/ BDO USA, LLP
We have served as the Plan’s auditor since 2014.
Troy, Michigan
June 28, 2022

WESCO Distribution, Inc.
Retirement Savings Plan
Statements of Net Assets Available for Benefits

	As of
	December 31,
	2021	2020
Investments
Investments at fair value (Notes 2 and 4)	$1,520,987,489	$699,599,721
Investment at contract value (Note 5)	117,438,364	124,735,576
Total investments	1,638,425,853	824,335,297
Receivables
Employer contributions (Note 1)	13,482,910	698,321
Notes receivable from participants (Note 6)	19,648,296	12,730,075
Total receivables	33,131,206	13,428,396
Net assets available for benefits	$1,671,557,059	$837,763,693
The accompanying notes are an integral part of these financial statements.

WESCO Distribution, Inc.
Retirement Savings Plan
Statements of Changes in Net Assets Available for Benefits

	Year Ended
	December 31,
	2021	2020
Additions
Employee contributions	$40,071,071	$33,239,281
Employee rollovers (Note 1)	4,628,912	5,303,251
Employer contributions	25,299,856	5,061,157
Net appreciation in fair value of investments	71,370,907	73,873,057
Interest income on notes receivable from participants (Note 6)	657,178	736,451
Dividends and other income	50,231,567	35,536,932
Total additions	192,259,491	153,750,129

Deductions
Distributions to participants	90,277,173	77,301,729
Administrative (income) expenses	(571,993)	364,037
Total deductions	89,705,180	77,665,766
Net increase in net assets available for benefits before transfers	102,554,311	76,084,363

Transfers
Transfers in from Anixter Inc. Employee Savings Plan (Note 1)	731,239,055	—
Net increase in net assets available for benefits after transfers	833,793,366	76,084,363

Net assets available for benefits
Beginning of year	837,763,693	761,679,330
End of year	$1,671,557,059	$837,763,693
The accompanying notes are an integral part of these financial statements.

WESCO Distribution, Inc.
Retirement Savings Plan
Notes to Financial Statements
1.Description of Plan

General

The WESCO Distribution, Inc. Retirement Savings Plan (the “Plan”) was established as of February 28, 1994 (the "date of inception"). At the date of inception, certain employees of the predecessor company became employees of WESCO Distribution, Inc. (the “Company” or the "Plan Sponsor") and participants in the Plan, and all funds held by the prior plans of the predecessor company were transferred to the Plan. The Plan is administered by the Benefits Administrative Committee and Finance Retirement Committee (collectively, the "Plan Administrator"). The Benefits Administrative Committee is responsible for directing the Plan's administrative activities and the Finance Retirement Committee oversees the selection of funds available to participants of the Plan for investment and reinvestment of the assets in the Plan's trust.

The Plan is a participant-directed defined contribution plan covering certain employees of the Company and former employees with a fund balance of at least $5,000 who elected to maintain their funds in the Plan. Former employees cannot make contributions to the Plan.
Participation for eligible employees, as defined in the plan document, requires an employee to be scheduled to work at least 1,000 hours per year and requires an employee to be paid through the Plan Sponsor's payroll system.
Beginning in 2020, and continuing through the date these financial statements were available to be issued, the global COVID-19 pandemic had a significant impact on the Plan Sponsor's business due to, among other things, reduced transportation, restrictions on travel, disruption to the Company's suppliers and global supply chain, labor shortages, the impact on the Company's customers and their demand for the Company's products and services and ability to pay for them, as well as temporary closures of facilities. In response to these adverse effects, employer matching contributions to the Plan were suspended between April 16, 2020 and September 30, 2020. All other features of the Plan were unchanged, including the ability to make pre-tax contributions, deferral of taxes on investment earnings, and continued vesting of previous employer contributions.
On March 27, 2020, the Coronavirus Aid, Relief and Economic Security (“CARES”) Act was enacted and signed into law. The CARES Act included various provisions that temporarily eased rules around distributions and loans in 2020 for eligible participants. The Plan adopted certain of the CARES Act's provisions, including: Coronavirus-related distributions up to $100,000; an increase to the maximum amount the Plan can permit as a loan to the lesser of $100,000 or 100% of a participant's vested account balance; up to a one year extension of the due date for loan repayments, and a temporary waiver of required minimum distributions. These provisions generally expired on or about December 31, 2020.
On June 22, 2020, WESCO International, Inc. ("Wesco International"), the parent of the Plan Sponsor, completed its acquisition of Anixter International Inc. ("Anixter International"). Pursuant to the terms of the Agreement and Plan of Merger, dated January 10, 2020, by and among Anixter International, Wesco International and Warrior Merger Sub, Inc., a wholly owned subsidiary of Wesco International (“Merger Sub”), Merger Sub was merged with and into Anixter International (the “Merger”), with Anixter International surviving the Merger and continuing as a wholly owned subsidiary of Wesco International. On June 23, 2020, Anixter International merged with and into Anixter Inc., with Anixter Inc. surviving to become a wholly owned subsidiary of the Plan Sponsor.

WESCO Distribution, Inc.
Retirement Savings Plan
Notes to Financial Statements
Anixter Inc. sponsored a defined contribution plan covering all of its non-union U.S. employees (the "Anixter Inc. Employee Savings Plan"). As described in Note 9, effective January 1, 2022, the Anixter Inc. Employee Savings Plan was merged with and into the WESCO Distribution, Inc. Retirement Savings Plan.
Trustee

On June 1, 2020, the trustee of the Plan transitioned from Wells Fargo to Fidelity Management Trust Company ("Fidelity"). As of the same date, all Plan assets and recordkeeping services were transferred from Wells Fargo to Fidelity. Beginning on May 21, 2020, there was a period of time (the "blackout period") when participants in the Plan were not able to perform certain transactions such as changing contribution rates or investment elections, or taking a loan or distribution. The blackout period ended on June 18, 2020, the effective date of the transition.
Amendments to the Plan
On February 18, 2020, the Plan Administrator executed the seventh amendment to the WESCO Distribution, Inc. Retirement Savings Plan, as amended and restated effective January 1, 2015 (the "Seventh Amendment"), allowing for continuous service of an employee who, immediately prior to the closing date of the Company's acquisition of ecoInsight, Inc. on October 22, 2019, was actively employed by ecoInsight, Inc. and who became an employee of the Plan Sponsor immediately following such date.
On June 1, 2020, the Plan was amended to adopt the prototype plan provided by Fidelity in connection with the transition of the Plan's trustee and recordkeeper from Wells Fargo to Fidelity.
Transfers
As described above and in Note 9, effective January 1, 2022, the Anixter Inc. Employee Savings Plan was merged with and into the WESCO Distribution, Inc. Retirement Savings Plan. On December 31, 2021, participant account balances were transferred from the Anixter Inc. Employee Savings Plan to the WESCO Distribution, Inc. Retirement Savings Plan. The value of the assets transferred from the Anixter Inc. Employee Savings Plan was $731,239,055, inclusive of notes receivable from participants of $8,889,809.
Contributions

The Plan is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). For 2021 and during the period from June 1, 2020 to December 31, 2020, the Plan permitted participants to make both tax deferred and Roth contributions up to the lesser of 75% of their eligible compensation or $19,500. During the period from January 1, 2020 to June 1, 2020, participants could make both tax deferred and after-tax contributions up to the lesser of 50% of their eligible compensation or $19,500. Participant contributions are recorded when they are withheld from the participant's wages. The $19,500 limit may be adjusted in future years by the IRS.
Subject to limitation, the Company matches contributions made by employees into the Plan at an amount equal to 50% of a participant's total monthly contributions up to 6%, for a maximum employer match of 3% of their compensation. Also, the Plan Sponsor may make a discretionary contribution to the Plan, subject to the Company's Board of Directors' approval, provided the Company attains certain predetermined profit levels. A discretionary contribution of approximately $12,634,000 was made for the Plan's year ended December 31, 2021 and is recorded as employer contributions receivable in the accompanying Statements of Net Assets Available for Benefits. The Plan Sponsor did not make a discretionary contribution for the year ended December 31, 2020.
The Company performs a true-up calculation at the end of each plan year so that the full employer matching contribution is made for all participants of the Plan. Any necessary additional matching contribution is made in the subsequent year. The true-up contributions for the years ended December 31, 2021 and 2020 were $849,031 and $698,321, respectively, and are recorded as employer contributions receivable in the accompanying Statements of Net Assets Available for Benefits.

WESCO Distribution, Inc.
Retirement Savings Plan
Notes to Financial Statements
Participants may rollover into the Plan amounts representing distributions from other qualified retirement plans, an individual retirement account or an annuity. For the years ended December 31, 2021 and 2020, the Plan accepted employee rollover contributions of approximately $4,629,000 and $5,303,000, respectively.
The Plan includes a negative enrollment policy. Under this policy, if an individual does not submit an automatic enrollment waiver or elect a deferral rate, the employee will be automatically enrolled in the Plan at a 3% deferral rate.
Under the Plan's annual increase program, effective April 2021, participant contributions automatically increase at a rate of 1% annually each April 1 until the deferral rate equals 10%. Prior to such date, the maximum deferral rate was 6% and the date on which the deferral rate increased annually was September 1. Participants may opt-out of automatic annual increases, elect to continue automatic deferral rate increases after reaching the 10% maximum or elect automatic increases at a different rate, up to a maximum of 3%. There were no automatic deferral rate increases applied in 2020.
Participants who have attained age 50 before the close of the plan year are eligible to make catch-up contributions in addition to pre-tax contributions. A catch-up contribution is a pre-tax contribution that exceeds the annual deferral limit. For 2021 and 2020, a participant's total catch-up contribution could not exceed $6,500. The catch-up contribution limits are determined by the IRS and then indexed for inflation. In addition to cash, in-kind contributions are permitted, which may consist of stocks, bonds, property or other securities.
Vesting
Participants are fully vested in the value of their contributions and related investment income at all times and vest in their allocated share of employer matching and discretionary contributions made during plan years beginning on or after January 1, 2018 according to the following schedule:

Less than one year of service	0%
One year of service	25%
Two years of service	50%
Three years of service	75%
Four or more years of service	100%

Distributions

A participant may not withdraw any amount from their vested account balance unless they are age 59½, retire, become deceased or disabled, terminate employment, or experience financial hardship. A participant with at least five years of continuous service may withdraw matching contributions and earnings on matching contributions.
Under present IRS rules, a “hardship” means an immediate and heavy need to draw on financial resources to meet obligations related to health, education, housing, or death of a family member.
Upon termination of service, distributions of a participant's vested account balance are made as either a single lump-sum payment, substantially equal monthly, quarterly, semi-annual or annual installments, or a transfer to the trustee or custodian of another eligible retirement plan.

WESCO Distribution, Inc.
Retirement Savings Plan
Notes to Financial Statements
Forfeitures

Employer contributions forfeited by participants not vested at their termination date are used to reinstate previously forfeited account balances of former participants who have returned to the Company, reduce employer contributions in accordance with the Plan's provisions, pay Plan expenses or are allocated to participants' accounts. Total forfeitures that reduced employer contributions in 2021 and 2020 were approximately $1,555,000 and $2,724,000, respectively. As of December 31, 2021 and 2020, a balance of approximately $1,222,000 and $1,521,000, respectively, was available to reinstate previously forfeited account balances, reduce employer contributions, pay Plan expenses or allocate to participants' accounts.
Participant Accounts

An account is maintained for each participant, which is credited with the participant's and the employer's matching contributions, an allocation of employer's discretionary contributions, and plan earnings and charged with benefit payments and an allocation of plan losses and administrative expenses. Allocations are based on participant contributions or account balances, as defined by the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account balance.

Notes Receivable from Participants
Participants are permitted to borrow against a portion of their vested account balance, pursuant to nondiscriminatory rules established by the Plan Administrator, up to a maximum of the lesser of $50,000 or 50% of their vested account balance. Each loan is to be repaid over a period not to exceed five years. A participant may have only one loan outstanding at a time, may not refinance an existing loan, or apply for an additional loan for the purpose of paying off an existing loan. See Note 6 for additional information regarding notes receivable from participants.
Plan Termination

Although the Company has not expressed any intent to do so, it has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event the Plan terminates, participants will become 100% vested in their accounts, and all vested assets shall be distributed to the participants in accordance with the terms of the Plan, or in such other manner, not inconsistent with the requirements of any applicable law or regulation, as the Company may in its sole discretion determine.

2.Summary of Significant Accounting Policies

Accounting Principles

The financial statements of the Plan have been prepared in accordance with accounting principles generally accepted in the United States of America. The Plan's significant accounting policies are described below.
Basis of Accounting

The financial statements of the Plan are maintained on the accrual basis of accounting.
Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make significant estimates and assumptions. These estimates may affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements. Actual results could differ from those estimates.

WESCO Distribution, Inc.
Retirement Savings Plan
Notes to Financial Statements
Investment Valuation and Income Recognition

Investments held by the Plan are reported at fair value, except for the fully benefit-responsive contract associated with the Stable Value Fund, which is reported at contract value. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the respective measurement date. Contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.
The Plan has adopted a framework for measuring fair value that prioritizes the inputs to valuation techniques. The fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.
The three levels of inputs that may be used to measure fair value are as follows:
•Level 1 - Observable inputs such as quoted prices in active markets for identical investments the Plan has the ability to access.

•Level 2 - Inputs include:

•Quoted prices for similar assets or liabilities in active markets;

•Quoted prices for identical or similar assets or liabilities in inactive markets;

•Inputs, other than quoted prices in active markets, that are observable either directly or indirectly, and

•Inputs that are derived principally from, or corroborated by, observable market data by correlation or other means.

•Level 3 - Unobservable inputs in which there is little or no market activity for the asset or liability, which requires the Plan to develop its own estimates and assumptions relating to the pricing of the asset or liability, including assumptions regarding risk.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.
Investments for which fair value is measured using the net asset value ("NAV") per share (or its equivalent) practical expedient are not classified in the fair value hierarchy.
Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used as of December 31, 2021 and 2020.

•Self-directed accounts consist of cash and cash equivalents, common stocks and mutual funds. Cash and cash equivalents are valued at cost plus accrued interest, which approximates fair value. Common stocks are valued at the closing price reported on the active market on which the individual securities are traded. Mutual funds are valued at the daily NAV as reported by the fund. The mutual funds held by the Plan are deemed to be actively traded.

•The Wesco Stock Fund consists of shares of WESCO International, Inc. common stock ("Wesco common stock") and fractional shares resulting from normal trading activity that are invested in a short-term cash fund. Wesco common stock is valued at the quoted closing market price from a national securities exchange and the short-term cash investment is valued at cost, which approximates fair value.

WESCO Distribution, Inc.
Retirement Savings Plan
Notes to Financial Statements
•Shares of registered investment companies (mutual funds) and money market funds are valued at the NAV of shares held by the Plan as of December 31, 2021 and 2020.

•The Loomis Sayles Large Cap Growth Trust Class C fund is a collective investment trust, which is valued at the NAV of units of the collective trust. The NAV, as provided by the trustee of the collective trust fund, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. The Plan has the ability to redeem its investment in this fund at its NAV per unit. Participants are permitted to make redemptions from this fund on a daily basis and there is no redemption notice period for participant transactions. There were no unfunded commitments as of December 31, 2021.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement as of the Plan's reporting date.
Purchases and sales of securities are recorded on a trade date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on an accrual basis.

Net Appreciation (Depreciation) in Fair Value of Investments

The Plan presents in the Statements of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the fair value of its investments, consisting of realized gains (losses) and unrealized gains (losses) in the registered investment companies, the collective trust fund, the Wesco Stock Fund and self-directed accounts.
Risks and Uncertainties

The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the near-term could materially affect (i) participants' account balances, and (ii) the amounts reported in the (a) Statements of Net Assets Available for Benefits and (b) the Statements of Changes in Net Assets Available for Benefits.
Payment of Benefits

Benefits are recorded when paid.
Expenses

Administrative expenses incurred by the Plan during the years ended December 31, 2021 and 2020 were charged to and paid from Plan assets. The Plan permits the application of forfeited assets to pay administrative expenses. Under the Plan’s recordkeeping services agreement, when recordkeeping revenue received in connection with plan services (revenue credits) exceeds agreed-upon revenue sharing, the recordkeeper allocates amounts equal to such excess revenue to the accounts of eligible participants on a quarterly basis. Revenue credits exceeded expenses for the year ended December 31, 2021.

Recently Issued Accounting Pronouncements

In August 2018, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement, which amends the disclosure requirements for recurring and nonrecurring fair value measurements by removing, modifying and adding certain disclosures. The Plan adopted this ASU in 2020. The adoption of this guidance did not have a material impact on the Plan's financial statements and accompanying notes presented herein.

WESCO Distribution, Inc.
Retirement Savings Plan
Notes to Financial Statements

Other accounting pronouncements recently issued by the FASB or other applicable authoritative accounting standards groups with future effective dates are either not applicable or are not expected to be significant to the Plan's financial statements and accompanying notes.

3.Tax Status

The Plan Sponsor has adopted a prototype plan provided by Fidelity. Fidelity obtained a letter dated March 31, 2014, in which the Internal Revenue Service stated its opinion that the form of the prototype plan of Fidelity is acceptable under Section 401 of the Internal Revenue Code for use by employers for the benefit of their employees. Accordingly, no provision for income taxes has been included in the Plan's financial statements.
Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by a taxing authority. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

4.Investments

The Plan's investments measured at fair value on a recurring basis within the fair value hierarchy level, as described in Note 2, were as follows:

	December 31, 2021
	Level 1	Level 2	Level 3	Total

Shares of registered investment companies	$1,248,416,268	$—	$—	$1,248,416,268
Wesco Stock Fund	11,761,738	—	—	11,761,738
Self-directed accounts	19,210,892	—	—	19,210,892
Money market funds	25,905,222	—	—	25,905,222
Total assets in the fair value hierarchy	1,305,294,120	—	—	1,305,294,120

Investments measured at NAV per share practical expedient(1)	—	—	—	215,693,369
Investments at fair value	$1,305,294,120	$—	$—	$1,520,987,489
(1)     The Loomis Sayles Large Cap Growth Trust Class C fund is a collective investment trust, which is measured at fair value using the NAV per share as a practical expedient, and therefore has not been classified in the fair value hierarchy as of December 31, 2021. The fair value of this fund is presented in the table above to permit reconciliation of the fair value hierarchy to the Statements of Net Assets Available for Benefits.

	December 31, 2020
	Level 1	Level 2	Level 3	Total

Shares of registered investment companies	$673,299,621	$—	$—	$673,299,621
Wesco Stock Fund	7,752,375	—	—	7,752,375
Self-directed accounts	16,979,402	—	—	16,979,402
Money market funds	1,568,323	—	—	1,568,323
Investments at fair value	$699,599,721	$—	$—	$699,599,721

WESCO Distribution, Inc.
Retirement Savings Plan
Notes to Financial Statements
5.The Stable Value Fund

The Plan offers a Stable Value Fund investment option to participants. Prior to March 17, 2020, the Plan invested in the Prudential Stable Value Fund. Effective as of such date, the Prudential Stable Value Fund was removed from the Plan's investment options with any remaining balance being transferred to the Lincoln Stable Value Fund.
The Lincoln Stable Value Fund is a fixed annuity contract issued by an insurance company that provides a guarantee of principal and interest backed by a general account of the issuing company. The general account consists of all the assets of the insurance company, including fixed income, equities, real estate, cash and others.
The issuing insurance company is contractually obligated to repay principal and interest at a specified rate to the Plan. There are no reserves against contract value for credit risk of the contract issuer or otherwise. Participants invested in the Stable Value Fund have a beneficial interest in the fixed annuity contract. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.
Except for premature termination of the contract by the Plan or plan termination, the insurance company may not cause the contract to be terminated at an amount other than contract value. The Plan Sponsor has not expressed any intention to take either of these actions.
The Lincoln Stable Value Fund is deemed to qualify as a fully benefit-responsive investment contract; therefore, contract value is the relevant measurement attribute.

6.Notes Receivable From Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recognized on the accrual basis. Fees are recorded as administrative expenses and are recognized when they are incurred. No allowance for credit losses has been recorded as of December 31, 2021 and 2020.

The interest rate applied to participant loans is established each month by the Plan Administrator at 1% above the prime interest rate. The interest rate on loans outstanding ranged between 3.25% and 9.25% as of December 31, 2021 and 2020. Principal and interest payments are generally made through monthly payroll deductions and are credited to the participant's individual account.

Loans of approximately $4,803,000 and $5,280,000 were made from the Plan and loan principal repayments of approximately $6,742,000 and $6,701,000 were received by the Plan during the years ended December 31, 2021 and 2020, respectively. Interest on promissory notes of approximately $657,000 and $736,000 was earned by the Plan for the years ended December 31, 2021 and 2020, respectively.

As disclosed in Note 1, notes receivable from participants of $8,889,809 were transferred from the Anixter Inc. Employee Savings Plan to the WESCO Distribution, Inc. Retirement Savings Plan on December 31, 2021. The terms of the promissory notes transferred from the Anixter Inc. Employee Savings Plan are substantially the same as those described above and were unaffected by the merger with and into the WESCO Distribution, Inc. Retirement Savings Plan.

7.Related Party and Party-In-Interest Transactions
The Plan invests in certain mutual funds that are managed by Fidelity, the Plan's trustee. Transactions involving Fidelity funds qualify as party-in-interest.
Prior to November 13, 2015, participants of the Plan could elect to invest in the common stock of WESCO International, Inc. (Wesco common stock was previously held in the Wesco International Pooled Stock Fund and converted to the Wesco Stock Fund in connection with the transition of the Plan's trustee and recordkeeper, as described in Note 1). WESCO International, Inc. owns 100% of WESCO Distribution, Inc, the Plan Sponsor. Therefore, transactions with this investment qualify as party-in-interest.

WESCO Distribution, Inc.
Retirement Savings Plan
Notes to Financial Statements

Disbursements from the Wesco Stock Fund were approximately $595,000 and $344,000 for years ended December 31, 2021 and 2020, respectively. Transfers out of the Wesco Stock Fund were approximately $293,000 and $178,000 for years ended December 31, 2021 and 2020, respectively. There were no contributions or transfers into the Wesco Stock Fund during those respective periods.

During the period from January 1, 2020 to June 1, 2020, there were disbursements from the Wesco International Pooled Stock Fund of approximately $431,000 and there were no contributions or transfers into the Wesco International Pooled Stock Fund during this period.

8.Contingencies

From time to time, lawsuits or claims have been or may be asserted against the Plan. The outcome of any litigation cannot be predicted with certainty, and some lawsuits may be determined adversely to the Plan. However, the Plan Administrator does not believe that the ultimate outcome of any such pending matters is likely to have a material adverse effect on the Plan's net assets available for benefits, although the resolution in any fiscal period of one or more of these matters may have a material adverse effect on the Plan's net assets available for benefits for that period.

On March 26, 2021, an ERISA class action complaint was filed in U.S. District Court for the Western District of Pennsylvania (the "Court") against WESCO Distribution, Inc., the Plan Administrator, and John and Jane Does 1-30 (collectively, the "Defendants") alleging breach of fiduciary duties to participants of the Plan regarding the administrative fees being paid under the Plan. The alleged class includes participants from March 26, 2015 forward. The complaint seeks injunctive relief and recovery of alleged damages. The Company denies the allegations and has placed its insurance carrier on notice of the complaint.

In April 2022, the Court granted the Defendants' Motion to Dismiss the class action complaint against WESCO Distribution, Inc. and granted the Plaintiffs a leave to amend the complaint. The Plaintiffs filed a second amended complaint to which the Defendants' filed a Motion to Dismiss in May 2022. Once briefing is completed on the Motion to Dismiss, it will be reviewed by the Court.

9.Subsequent Events

The Plan Sponsor evaluated subsequent events for recognition or disclosure in these financial statements through June 28, 2022, the day these financial statements were available to be issued. Except as disclosed below, there were no subsequent events that would require recognition in these financial statements or disclosure in the notes thereto.

Effective January 1, 2022, the Plan was amended to, among other things, (i) merge the Anixter Inc. Employee Savings Plan with and into the WESCO Distribution, Inc. Retirement Savings Plan, (ii) change the employer matching contribution at an amount equal to 100% of a participant’s eligible elective deferrals up to 3% of the participant’s eligible compensation and 50% of the next 4% of eligible compensation, (iii) eliminate the discretionary employer contributions, (iv) decrease the maximum deferral rate under the annual increase program to 7%, (v) amend the vesting schedule for employer matching contributions for participants hired prior to January 1, 2022 to 25% for one year of service and 100% for two or more years of service, and (vi) amend the vesting schedule for employer matching contributions for participants hired on or after January 1, 2022 to 0% for one year of service and 100% for two or more years of service. Additionally, participants in the Plan with an elective deferral rate of less than 3% of eligible compensation were re-enrolled at 3%, with the ability to opt-out.

As disclosed in Note 3, the Plan Sponsor has adopted a prototype plan provided by Fidelity. Fidelity obtained an opinion letter dated June 30, 2020 from the Internal Revenue Service pursuant to a requirement to restate pre-approved plan documents every six years in order to maintain the Plan's tax-qualified status. As a result, on May 4, 2022, the Plan Sponsor restated the Plan to reflect remedial amendments associated with Fidelity's restatement of its prototype plan.
12

WESCO Distribution, Inc.
Retirement Savings Plan
Schedule H (Form 5500), line 4(i) - Schedule of Assets (Held at End of Year)
As of December 31, 2021
EIN 25-1723345, Plan Number 001

(a)	(b)	(c)	(d)	(e)
		Description of Investment
	Identity of Issue,	Including Maturity Date,
	Borrower, Lessor or	Rate of Interest, Collateral,		Current
	Similar Party	Par, or Maturity Value	Cost (1)	Value
	GABELLI	Gabelli U.S. Treasury Money Market Fund Class AAA		$25,905,222

	AMERICAN FUNDS	2010 Target Date Retirement Fund Class R-6		9,223,765
	AMERICAN FUNDS	2015 Target Date Retirement Fund Class R-6		12,672,869
	AMERICAN FUNDS	2020 Target Date Retirement Fund Class R-6		59,136,680
	AMERICAN FUNDS	2025 Target Date Retirement Fund Class R-6		123,220,628
	AMERICAN FUNDS	2030 Target Date Retirement Fund Class R-6		168,932,091
	AMERICAN FUNDS	2035 Target Date Retirement Fund Class R-6		112,563,361
	AMERICAN FUNDS	2040 Target Date Retirement Fund Class R-6		108,540,407
	AMERICAN FUNDS	2045 Target Date Retirement Fund Class R-6		68,725,500
	AMERICAN FUNDS	2050 Target Date Retirement Fund Class R-6		47,568,373
	AMERICAN FUNDS	2055 Target Date Retirement Fund Class R-6		31,050,180
	AMERICAN FUNDS	2060 Target Date Retirement Fund Class R-6		9,707,511
	AMERICAN FUNDS	2065 Target Date Retirement Fund Class R-6		648,384
	BARON FUNDS	Baron Small Cap Fund Institutional Class		24,542,804
	COHEN & STEERS	Cohen & Steers Global Realty Shares, Inc. Class I		5,258,157
*	FIDELITY	Fidelity 500 Index Fund		123,688,574
*	FIDELITY	Fidelity Inflation-Protected Bond Index Fund		251,849
*	FIDELITY	Fidelity Mid Cap Index Fund		152,449,431
*	FIDELITY	Fidelity Small Cap Index Fund		18,276,744
*	FIDELITY	Fidelity Total International Index Fund		10,254,391
*	FIDELITY	Fidelity U.S. Bond Index Fund		11,905,960
	HARTFORD FUNDS	Hartford International Opportunities Fund Class R6		55,235,701
	MFS FAMILY OF FUNDS	MFS Value Fund (Class R3)		34,042,503
	NATIXIS FUNDS	Loomis Sayles Investment Grade Bond Fund Class A		48,100,500
	PIMCO	PIMCO High Yield Fund Institutional Class		277,006
	UNDISCOVERED MANAGERS	Undiscovered Managers Behavioral Value Fund Class R6		8,771,033
	VANGUARD	Total International Bond Index Fund Admiral		3,371,866
	Registered Investment Companies Total			1,248,416,268

*	WESCO INTERNATIONAL, INC.	Wesco Stock Fund		11,761,738

WESCO Distribution, Inc.
Retirement Savings Plan
Schedule H (Form 5500), line 4(i) - Schedule of Assets (Held at End of Year)—(CONTINUED)
As of December 31, 2021
EIN 25-1723345, Plan Number 001

(a)	(b)	(c)	(d)	(e)
		Description of Investment
	Identity of Issue,	Including Maturity Date,
	Borrower, Lessor or	Rate of Interest, Collateral,		Current
	Similar Party	Par, or Maturity Value	Cost (1)	Value
*	FIDELITY	Cash and Cash Equivalents		1,978,792
	Various	Common Stock		9,409,779
*	Various	Mutual Funds		7,822,321
	Self-Directed Accounts Total			19,210,892

	Stable Value Fund (Lincoln)	Fully Benefit-Responsive Investment Contract		117,438,364

	Loomis Sayles Large Cap Growth Trust Class C	Collective Investment Trust Fund		215,693,369

*	Participant Loans	3.25% - 9.25% with maturity dates through 2030		19,648,296

**	Total Investments			$1,658,074,149

(1)	Cost for participant directed investments is not required and therefore omitted.
*	Denotes a party-in-interest to the Plan.
**	All investments are stated at fair value as of December 31, 2021 with the exception of the Stable Value Fund (Lincoln), which is stated at contract value.

WESCO Distribution, Inc.
Retirement Savings Plan
Schedule H (Form 5500), line 4(a) - Schedule of Delinquent Contributions
EIN 25-1723345, Plan Number 001
December 31, 2021

Participant Contributions Transferred Late to the Plan	Contributions Not Corrected	Contributions Corrected Outside of VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51
$71,784	$—	$71,784	$—	$71,784

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employees benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

WESCO Distribution, Inc.
Retirement Savings Plan
(Name of Plan)

By:	/s/ Matthew S. Kulasa	June 28, 2022
	Matthew S. Kulasa	(Date)
Senior Vice President, Corporate Controller and Chief Accounting Officer
(Member of the Plan's Finance Retirement Committee)

EXHIBITS
The following exhibits are filed or incorporated as part of this report:

Exhibit
Number	Description
23	Consent of BDO USA, LLP (filed herewith)